UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:

June 30, 2026

Immersed Inc.

(Exact name of issuer as specified in its charter)

Delaware

(State or other jurisdiction of incorporation or organization)

81-5011777

(I.R.S. Employer Identification Number)

106 E. 6th St. STE 900-202, Austin, Texas 78701

(Full mailing address of principal executive offices)

512-649-5589

(Issuer’s telephone number, including area code)

Item 1.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Semiannual Report on Form 1-SA (which we refer to as this “Semiannual Report”) contains forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Such forward-looking statements include statements regarding, among others, (a) our growth strategies, (b) our future financing plans, and (c) our anticipated needs for working capital. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “approximate,” “estimate,” “believe,” “intend,” “plan,” “budget,” “could,” “forecast,” “might,” “predict,” “shall” or “project,” or the negative of these words, other variations on these words or comparable terminology. These forward-looking statements may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any such forward-looking statements.

Forward-looking statements are based on our current expectations and assumptions regarding our business, our development, our strategy, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements as a result of various factors, including, without limitation, changes in local, regional, national or global political, economic, business, competitive, market (supply and demand) and regulatory conditions.

Therefore, we caution you that you should not rely on any of these forward-looking statements as statements of historical fact or as guarantees or assurances of future performance. All forward-looking statements herein speak only as of the date of this Semiannual Report. We undertake no obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements contained herein, whether as a result of new information, future events or otherwise, after the date of this Semiannual Report.

The unaudited interim financial statements included herein were prepared in accordance with accounting principles generally accepted in the United States of America and should be read in conjunction with our audited financial statements, and the related notes thereto, as of and for the year ended December 31, 2025, contained in our Special Financial Report on Form 1-K, as filed with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) on May 6, 2026.

In this Semiannual Report, unless otherwise indicated by the context, “we,” “us,” “our,” “Immersed,” and our “Company,” refer to Immersed Inc., a Delaware corporation. Unless otherwise indicated, the terms “dollar” or “$” in this Semiannual Report refer to the U.S. dollar, the legal currency of the United States.

Overview

Our mission is to become a leading provider of AR/VR productivity solutions that is building artificial intelligence (“AI”) productivity solutions to digitally transform the working environment to enhance worker and company efficiency. Founded in 2017 and headquartered in Austin, Texas, Immersed has developed spatial computing software optimized for enterprise, that allows users to work full-time with their team in virtual AR/VR offices, which is available on several AR/VR app stores. Our Immersed application remains a cornerstone of our business. Additionally, Immersed has developed with industry partners a purpose-built spatial computing hardware called the Visor that is 70% lighter weight and 70% less expensive than other 4K-per-eye headsets. The Visor is a key differentiator in our hardware portfolio, boasting an ultra-lightweight, ergonomic design and high-resolution displays that set it apart from gaming-centric alternatives. In addition to that, Immersed is developing an AI assistant named “Curator” that is optimized for enterprise office productivity using multi-modal large language models (LLMs). With Curator, we are pioneering proactive, context-aware support that acts as a “second brain” for managing tasks and retrieving critical information. With our innovative spatial computing software, integrated with the Visor and AI-driven solutions, we believe Immersed is well positioned to help organizations adapt to the changing dynamics of the workforce, as well as offer new solutions to enhance collaboration and individual productivity, and equip employees with the skills and capabilities needed for the jobs of the future. Immersed has a limited operating history and has not generated a profit.

During 2023, the Company began development of Visor, its own work-optimized spatial computing AR/VR headset. The Company announced Visor in August 2023 and started pre-orders in September 2023, with initial evaluation units delivered in 2025 to obtain final feedback prior to shipping larger batches of production units, targeted in Q4 2026. The anticipated distributions are subject to completion of the development and manufacturing of Visor within the anticipated schedule.

Results of Operations for the Six Months Ended June 30, 2026 and 2025

Revenues

Our revenues for the six months ended June 30, 2026 were $0.16 million, compared to $0.49 million for the six months ended June 30, 2025. The decrease in revenues was primarily attributable to the absence of new contract services revenue for the six months ended June 30, 2026 as compared to $0.29 million for the six months ended June 30, 2025 and a decrease in subscription revenue by $0.04 million. Contracts from prior periods were completed and no new services contracts were pursued as we focus on Visor. We expect subscription revenues to decline until Visor manufacturing and fulfillment increases due to the user attrition on bulkier headsets. We expect future revenues to continue to depend on the timing and extent of product commercialization, customer adoption, product fulfillment, subscription activity, and other factors affecting demand for our products and services.

Deferred Revenue

Deferred revenue consists of subscriptions and Visor Pre-Order and Visor Plus Deposits. The subscription consists of payments collected but not yet earned for the Immersed virtual reality application annual subscriptions. We expect to recognize the deferred revenue over the period as the related service obligations are satisfied. Additionally, we began taking pre-order deposits for the Visor, which will be recognized as revenue when orders are ready for fulfillment.

Cost of Revenue

Cost of revenue consists of direct costs of maintaining the Immersed virtual reality (AR/VR) software application, software subscriptions, hosting, servers, storage costs, supplies and direct cost of any merchandise sold. Our cost of revenues for the six months ended June 30, 2026 was $0.04 million, compared to $0.06 million for the six months ended June 30, 2025.

Gross Profit and Gross Margin

Gross Profit represents revenues less cost of revenue and reflects the Company's profitability from its core operations before operating expenses. Our gross profit for the six months ended June 30, 2026 was $0.11 million, compared to $0.44 million for the six months ended June 30, 2025. Our gross margin for the six months ended June 30, 2026 was 72%, compared to 88% for the six months ended June 30, 2025.

Operating Expenses

Operating expenses consist primarily of AR/VR product expenses, marketing and advertising, general and administrative expenses and professional fees, and other costs incurred in connection with the Company’s business strategy.

Our operating expenses for the six months ended June 30, 2026 were $12.54 million, compared to $1.94 million for the six months ended June 30, 2025. The increase in operating expenses was primarily driven by increases in internet advertising of $5.09 million incurred in connection with the Regulation A+, stock-based compensation of $5.06 million recognized for vested options issued to key employees, and professional fees of $0.82 million. These increases were partially offset by decreases in product development expenses of $0.22 million and contractor expenses of $0.17 million.

Other Income (Expense)

Other income (expense) consists primarily of interest expense, together with gains or losses on the disposal of digital assets and property and equipment, and other non-operating income and expense items. Our other income (expense), net for the six months ended June 30, 2026 was $0.15 million, compared to $0.37 million for the six months ended June 30, 2025. The decrease in other income (expense) was primarily attributable to a $0.29 million decrease in interest expense resulting from the settlement of outstanding loans during the six months ended June 30, 2026. This decrease was partially offset by a decrease in other income, primarily due to the recognition of income related to the remaining vProperty deposits in January 2025, which did not recur during the current period.

Net Loss

Our net loss for the six months ended June 30, 2026 was $12.58 million, compared to a net loss of $1.88 million for the six months ended June 30, 2025. The increase in net loss was primarily due to the decrease in revenues by $0.34 million and increase in operating expenses by $10.60 million, partially offset by a decrease in interest expense by $0.29 million.

Liquidity and Capital Resources

To date, we have funded our operations primarily through sales of equity, convertible securities, and promissory notes, including prior crowdfunding, Regulation D, Regulation CF, and Regulation A financing activities. We are conducting an offering of our Series B common stock pursuant to Regulation A, Tier 2 (the “Reg A Offering”), and expect to use the net proceeds from the offering to fund our business strategy, including product development, salaries and compensation, general corporate purposes, offering expenses, and other purposes described in the offering circular under the Reg A Offering.

If the primary offering maximum amount under the Reg A Offering is sold, our net proceeds, after estimated offering expenses, broker-dealer discounts and commissions, are expected to be used primarily for product development, salaries and compensation, general corporate purposes, and offering expenses. We will not receive any proceeds from the sale of shares by selling stockholders in the secondary offering, except for the transaction fee applied on the shares sold by the selling stockholders, which will be allocated to us to offset offering costs.

Although our business does not presently generate profit, we believe that, if we raise the primary offering maximum amount, we will have sufficient capital to finance our operations at least through the end of December 2027. However, if we do not sell the maximum amount or if our operating and development costs are higher than expected, we will need to obtain additional financing prior to that time. We expect that we may be required to raise additional funds before or after that time to finance our operations until we can, if ever, conduct profitable revenue-generating activities.

Debt and Financing Arrangements

Convertible Note Financing

In August 2023, the Company issued a series of convertible notes for a total principal of $450,000. The notes bear interest of 8% per annum with all principal and interest due and payable on the earlier of: (a) 5 days after the receipt of demand for payment, which demand shall not be made prior to August 11, 2025, or (b) in the events of default, which includes voluntary and involuntary proceedings.

In May 2024, the Company issued a single convertible note for a total principal of $1,000,000. The note bears an interest of 8% per annum with all principal and interest due and payable on the earlier date of: (a) five days after the receipt of demand for payment, which demand shall not be made prior to May 11, 2027, or (b) in the events of default, which includes voluntary and involuntary proceedings.

In July 2024, the Company issued multiple convertible notes for a total principal of $2,149,300. The notes bear interest of 8% per annum with all principal and interest due and payable on the earlier date of: (a) five days after the receipt of demand for payment, which demand shall not be made prior to July 2026, or (b) in the events of default, which includes voluntary and involuntary proceedings.

In November 2024, the Company issued a single convertible note for a total principal of $1,000,000. The note bears an interest equal to the prime rate plus 5% per annum with all principal and interest due and payable on the earlier date of: (a) five days after the receipt of demand for payment, which demand shall not be made prior to November 2027, or (b) in the events of default, which includes voluntary and involuntary proceedings.

In January 2025, the Company issued a single convertible note for a total principal of $50,000. The note bears an interest of 8% per annum with all principal and interest due and payable on the earlier date of: (a) five days after the receipt of demand for payment, which demand shall not be made prior to January 2028, or (b) in the events of default, which includes voluntary and involuntary proceedings.

In June 2025, the Company issued a single convertible note for a total principal of $250,000. The note bears an interest of 8% per annum with all principal and interest due and payable on the earlier date of: (a) five days after the receipt of demand for payment, which demand shall not be made prior to June 2028, or (b) in the events of default, which includes voluntary and involuntary proceedings.

In case of a liquidity event, which means a change of control, private placement equity financing, direct listing, an initial public offering (IPO) or special purpose acquisition companies (SPAC) merger, the outstanding principal and accrued interest will automatically convert into shares of the Company issued in the triggering financing, as applicable. The conversion price per share equal to: (i) in the case of an IPO, the price per share at which conversion shares are sold to the public, (ii) in the case of private placement equity financing, the lowest per share purchase price of the conversion shares issued in such financing and (iii) in the case of other liquidity event, the aggregate fair market value of the Company’s equity interest divided by the number of shares constituting the Company equity interest outstanding immediately prior to such liquidity event; in each case multiplied by the 75% to 100% discount rate.

During 2025, the Company issued convertible notes through Regulation Crowdfunding for a total of $4,900,127. The notes bear an interest of 8% per annum with all principal and interest due and payable on the earlier date of: (a) five days after the receipt of demand for payment, which demand shall not be made prior to the three year anniversary of the issuance of the note, or (b) in the events of default, which includes voluntary and involuntary proceedings.

During 2025, the Company issued convertible notes through Regulation D for a total of $206,800. The notes bear an interest of 8% per annum with all principal and interest due and payable on the earlier date of: (a) five days after the receipt of demand for payment, which demand shall not be made prior to the three year anniversary of the issuance of the note, or (b) in the events of default, which includes voluntary and involuntary proceedings.

In December 2025, the Company converted convertible notes with a carrying amount of $7,689,634 (net of unamortized discount of $242,294) and accrued interest payable of $525,184 into 23,744,528 shares of Series B common stock.

In June 2026, the Company converted convertible notes with a carrying amount of $2,074,300 and accrued interest payable of $328,189 into 9,794,343 shares of Series B common stock.

For the six-month period ended June 30, 2025, the Company recorded a discount on the convertible loan amounting to $114,058, which is being amortized to interest expense over the term of the loans. For the six-month period ended June 30, 2025, $13,490 of discount was amortized to interest expense.

Interest expense recognized for the six-month periods ended June 30, 2026 and 2025 on these notes at 8% per annum amounted to $71,545 and $212,974, respectively.

As of June 30, 2026 and December 31, 2025, the outstanding principal balance was $0 and $2,074,300, respectively, and the accrued interest payable was $0 and $246,644, respectively.

Notes Payable

In January 2026, the Company entered into multiple promissory note agreements for a total principal amount of $865,000. Beginning one month after the effective date of each note, twelve (12) consecutive monthly payments to the noteholders are to be paid, each equal to 5% of the original principal amount. On the maturity date, occurring in the thirteenth month following the effective date, a final payment equal to 55% of the original principal amount is due.

As of June 30, 2026 and December 31, 2025, the Company has an outstanding balance of $708,635 and $62,000, net of unamortized discount of $69,866 and $0, respectively.

Interest expense recognized for the six-month periods ended June 30, 2026 and 2025 on these notes amounted to $59,885 and $21,117, of which $0 and $10,000 remained accrued and outstanding at June 30, 2026 and December 31, 2025, respectively.

Merchant Cash Advances

Immersed entered into multiple agreements with the merchant cash advance providers. Below is a summary of those agreements:

On March 4, 2025, the Company entered into a short-term agreement with Fundfi Merchant Funding, LLC totaling $327,000. Total weekly required payments are $13,369 for the whole term of the loan. The Company recorded a discount on the loan amounting to $127,530, which is being amortized to interest expense over the term of the loans. The loan is being repaid at a 25% which is being deducted automatically from the Company’s bank account until the total required payments are made. The loan is secured by a security interest in substantially all Company assets and is supported by a personal guaranty.

On May 12, 2025, the Company entered into a short-term agreement with Cedar Advance LLC totaling $105,000. Total weekly required payments are $6,516 for the whole term of the loan. The Company recorded a discount on the loan amounting to $42,000, which is being amortized to interest expense over the term of the loans. The loan is being repaid at a 30% which is being deducted automatically from the Company’s bank account until the total required payments are made. The loan is secured by a security interest in substantially all Company assets and is supported by a personal guaranty. The loan was paid in full in June 2026.

On August 27, 2025, the Company received a loan from Ondeck Capital for a total principal of $150,000. The loan requires 39 weekly payments of $4,654. The Company recorded a discount on the loan amounting to $31,500, which is being amortized to interest expense over the term of the loans. The loan is being repaid at interest rates of 28% per annum. The loan is secured by a security interest in substantially all Company assets and are supported by a personal guaranty. The loan was paid in full in May 2026.

As of June 30, 2026 and December 31, 2025, the Company has an outstanding balance of $146,326 and $455,071, net of unamortized discount of $0 and $14,000, respectively. Interest expense recognized for the six-months periods ended June 30, 2026 and 2025 on these loans amounted to $14,000 and $180,660, respectively.

Loan Agreements

Immersed entered into multiple loan agreements. Below is a summary of those agreements:

In March 2024, the Company received its first loan from Shopify totaling $270,000. The Company recorded a discount on the loan amounting to $35,100, which is being amortized to interest expense over the term of the loan. The loan is being repaid daily at 17%-25% of the Company’s Shopify account’s sales proceeds, which is being deducted automatically until the total required payments are made. The loan is secured by the Company’s balances on its Shopify account. The loan was paid in full in January 2026.

In September 2024, the Company received a second loan from Shopify totaling $75,000. The Company recorded a discount on the loan amounting to $9,750, which is being amortized to interest expense over the term of the loan. The loan repayment will begin after the first loan is paid in full. The loan is secured by the Company’s balances on its Shopify account.

On February 18, 2025, the Company received a loan from Stripe Capital, a financial institution, for a total principal of $132,900. The Company recorded a discount on the loan amounting to $14,220, which is being amortized to interest expense over the term of the loans. The loan matures in April 2026 and carries interest rate of 8% per annum. The loan was paid in full in May 2026.

On May 31, 2026, the Company received a loan from Stripe Capital, a financial institution, for a total principal of $82,100. The Company recorded a discount on the loan amounting to $7,881, which is being amortized to interest expense over the term of the loans. The loan matures in November 2027 and carries interest rate of 8% per annum.

As of June 30, 2026 and December 31, 2025, the Company has an outstanding balance of $106,099 and $131,855, net of unamortized discount of $7,795 and $6,613, respectively. Interest expense recognized for the six-month periods ended June 30, 2026 and 2025 on these loans amounted to $6,699 and $27,803, respectively.

Going Concern

Our unaudited financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. Our ability to continue as a going concern is dependent upon our ability to raise additional capital, generate revenues, and manage our operating expenses. Because we have incurred losses since inception and expect to continue to incur expenses, there can be no assurance that we will be able to obtain additional financing on acceptable terms, or at all.

The Company sustained net losses amounting to $12,576,581 and $1,876,218 for the six months ended June 30, 2026 and 2025, respectively, has a working capital deficit of $6,207,828 and an accumulated deficit of $48,107,993 as of June 30, 2026. The Company has negative cash flows from operating activities of $6,690,005 and $1,649,452 for the six months ended June 30, 2026 and 2025, respectively. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans to mitigate the conditions and events that raise substantial doubt about the Company’s ability to continue as a going concern include immediate plans to raise additional funds to meet obligations through both a private capital raise and public crowdfunding and to increase revenue through hiring sales staff and aggressively selling current and future product offerings. The Company’s ability to meet its obligations as they become due is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, and/or to obtain additional external capital financing. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

As of June 30, 2026, we had cash and cash equivalents of $3,757,201, current assets of $4,662,235, and current liabilities of $10,870,063. We expect that we will require additional financing to fund our operations, product development and commercialization activities, working capital needs, and other general corporate purposes. There can be no assurance that additional financing will be available on acceptable terms, or at all.

Capital Expenditures

We expect to incur capital expenditures and other development costs in connection with our business strategy, including product development, manufacturing, scaling Visor through mass production, developing Visor 2, further developing and scaling adoption of Curator AI, and related initiatives. The timing and amount of these expenditures will depend on the availability of capital, the pace of product development and commercialization, supply chain and manufacturing conditions, and other factors.

Contractual Obligations, Commitments and Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations. As of June 30, 2026 and December 31, 2025, the Company was not a party to any material pending legal proceeding, and has not reported any lawsuit or known plans of litigation by or against the Company.

Furthermore, we are not currently subject to any material contractual obligations, commitments or contingencies that are expected to have a material effect on our financial condition, results of operations, liquidity or capital resources.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.

Subsequent Events

As of July 30, 2026, the Company had issued an aggregate of 23,308,690 shares of Series B common stock in connection with its Regulation A offering, consisting of 18,513,166 shares sold by the Company, 1,269,211 bonus shares issued by the Company, and 3,526,313 shares sold by selling stockholders. As of July 30, 2026, the Company had received an aggregate gross proceeds of approximately $16.3 million, of which approximately $13.7 million was attributable to primary sales by the Company and approximately $2.6 million was attributable to sales by selling stockholders.

Subsequent to June 30, 2026, the Company reached an agreement with a vendor that reduced the amounts previously billed and recorded in accounts payable by approximately $577,000.

Trend Information

Known Trends or Uncertainties

Global economic conditions continue to be affected by geopolitical tensions, ongoing military conflicts, trade policy uncertainty, inflationary pressures, interest rates, energy and commodity prices, and other macroeconomic factors. In particular, the ongoing war between Russia and Ukraine and the conflict in the Middle East have contributed to increased uncertainty in global markets, including volatility in energy and commodity prices, financial markets and supply chains. In addition, changes in U.S. trade and economic policies, including tariffs and other trade restrictions, may contribute to increased market volatility and uncertainty. These factors, among others, could result in further economic uncertainty and volatility in the capital markets and could adversely affect our operations, financial condition and results of operations.

As of June 30, 2026, the Federal Reserve had maintained the target range for the federal funds rate at 3.50% to 3.75%. The Federal Reserve reported that inflation remained elevated relative to its 2% longer-run objective and that economic uncertainty remained elevated, in part due to the conflict in the Middle East. Changes in interest rates, inflation, consumer and business spending, access to credit and capital, and general economic conditions may affect demand for goods or services, our customers' purchasing decisions, our financing costs and our ability to access additional capital on favorable terms.

Global supply chain disruptions, transportation constraints, changes in commodity and energy prices, and shortages or increased costs of components and raw materials could adversely affect our business. Increases in the cost of components used in our products could decrease our gross margins or require us to increase the prices at which we sell our products. In addition, if the cost of our components increases significantly, or if we are unable to source sufficient components and materials from our existing suppliers or develop relationships with additional suppliers, we may be unable to manufacture sufficient quantities of our products to satisfy demand. Such circumstances could require us to slow or modify production or otherwise alter our operations and could materially adversely affect our business, financial condition and results of operations.

Trade Policy and Tariffs

The United States has implemented tariffs on certain imported goods, including on certain items imported from China. China has imposed tariffs on a wide range of American products and placed restrictions on the export of certain items in retaliation for these tariffs. In February 2026, the U.S. Supreme Court invalidated tariffs imposed under the International Emergency Economic Powers Act. The administration subsequently imposed a temporary 10% tariff under Section 122 of the Trade Act of 1974, which has also been challenged in court, and initiated additional investigations under Section 301 of the Trade Act of 1974 that could result in new tariffs. Subsequent to June 30, 2026, the Section 122 tariff expired on July 24, 2026, and the Office of the U.S. Trade Representative imposed new tariffs of 10% to 12.5% under Section 301 on imports from approximately 60 economies, including China, effective July 24, 2026. These Section 301 tariffs do not have a fixed expiration date, and additional Section 301 investigations remain ongoing that could result in further tariffs. As a result, the scope, duration and legal status of U.S. tariffs remain uncertain. There is also a concern that the imposition of additional tariffs by the United States could result in the adoption of additional tariffs or export restrictions by China and/or other countries. Any resulting trade war could negatively impact our business. The imposition of tariffs on items imported by us from China or other countries could increase our costs and could lower our gross margin on products sold.

Geopolitical Conditions and Military Conflicts

U.S. and global markets continue to experience uncertainty associated with geopolitical tensions and ongoing military conflicts, including the war between Russia and Ukraine and the conflict in the Middle East. The International Monetary Fund and World Bank have noted that the conflict in the Middle East has affected energy prices, inflation and financial conditions and that further escalation or prolonged disruptions could adversely affect global economic activity. The war between Russia and Ukraine also continues to create economic uncertainty and risks to global supply chains and financial markets.

Although our business has not been materially impacted by the ongoing military conflict between Russia and Ukraine or the conflict in the Middle East as of June 30, 2026, it is impossible to predict the extent to which these conflicts, related sanctions, export controls, energy market disruptions or other governmental responses may affect our operations or those of our suppliers, manufacturers, customers or other business partners in the future. Potential effects include increased energy and transportation costs, shortages of materials or components, supply chain disruptions, changes in customer demand, volatility in financial markets and reduced availability of capital.

We continue to monitor geopolitical developments and their potential effects on our business, including the effects on our suppliers, manufacturers, customers, transportation networks and other aspects of our supply chain.

Economic Conditions and Access to Capital

Global economic conditions remain subject to significant uncertainty. The World Bank's June 2026 Global Economic Prospects report projected that global growth would slow to 2.5% in 2026 and noted that risks to the outlook are tilted to the downside, including prolonged disruptions in the Strait of Hormuz leading to further increases in energy prices and inflationary pressure, escalating trade tensions and policy uncertainty, and tighter global financial conditions.

As a result of these and other macroeconomic factors, it may be difficult to accurately forecast our revenues, expenses and financial results. Changes in consumer and business spending, inflation, interest rates, trade policy, geopolitical conditions, energy and commodity prices and access to capital may adversely affect demand for our products and our ability to manage our costs. In addition, these factors could adversely affect our ability to access additional capital on acceptable terms, or at all, which could negatively affect our liquidity and our ability to fund our operations and planned investments.

Our actual results of operations may differ materially from our forecasts or expectations as a result of these uncertainties. A decrease in orders in a given period could also negatively affect our revenues in future periods. We may modify, postpone or abandon planned investments in our business in response to changes in market conditions or our operating environment, which could affect our ability to attract and retain customers, develop new products and maintain or increase our rate of innovation.

These global issues and events may also heighten risks associated with our customers, suppliers and other business partners. We may take actions to modify our operations in response to changes in applicable federal, state or local requirements or to address changes in market conditions that we determine are in the best interests of our business.

Inflation

Inflation remains a source of uncertainty and may continue to affect our operating results. Inflationary factors, including increases in the cost of components, raw materials, products, labor, transportation, energy, services and other operating expenses, may adversely affect our financial condition and results of operations. The Federal Reserve reported in June 2026 that inflation remained elevated relative to its 2% objective, with certain price increases reflecting supply shocks, including in the energy sector.

Although we do not believe that inflation has had a material adverse impact on our financial position or results of operations to date, we may experience increased costs in the future. In particular, changes in energy and commodity prices, supply chain conditions, tariffs and other trade restrictions, employee availability and wage rates, transportation costs and the prices of components and services could increase our operating expenses and cost of goods sold. We may not be able to pass these increased costs on to our customers, or do so on a timely basis, which could reduce our gross margins and adversely affect our results of operations.

The extent to which these factors will affect our business, financial condition and results of operations will depend on future developments, many of which are outside our control and difficult to predict.

Our future operating results and capital requirements will be affected by, among other things, our ability to develop, manufacture and commercialize our products, scale Visor through mass production, develop Visor 2, further develop and scale adoption of Curator AI, pursue other AI initiatives, manage supply chain and manufacturing risks, recruit and retain personnel, raise additional capital, and respond to competitive, technological, regulatory, macroeconomic, and market conditions. We are unable to predict with certainty the timing or magnitude of these trends or their effect on our future operating results, liquidity, or capital resources.

Item 2.	Other Information

During the six months ended June 30, 2026, the Company continued its private placement of securities exempt from registration under Rule 506(b) of Regulation D, pursuant to which the Company sold 272,762 shares of Series B Common stock for aggregate gross proceeds of approximately $150,000. The proceeds are being used for general corporate purposes. Additionally, during the six-month period ended June 30, 2026, 1,600,000 stock options were exercised for $65,600 and converted into 1,600,000 shares of Series B common stock.

Item 3.	Financial Statements

Immersed Inc.

A Delaware Corporation

Financial Statements (Unaudited)

For the six-month period ended June 30, 2026

IMMERSED inc.

TABLE OF CONTENTS

Page

Financial Statements (unaudited) as of June 30, 2026 and December 31, 2025 and for the six-month periods ended June 30, 2026 and June 30, 2025:

IMMERSED INC.

BALANCE SHEETS (UNAUDITED)

As of June 30, 2026 and December 31, 2025

	June 30, 2026	December 31, 2025
ASSETS
Current Assets
Cash in bank	$3,757,201	$305,301
Restricted cash	-	159,789
Accounts receivable	5,101	2,822
Due from broker	371,021	223,770
Inventory	470,400	470,400
Prepaid and other current assets	58,512	31,391
Total Current Assets	4,662,235	1,193,473

Non-Current Assets
Property and equipment, net	35,776	24,847
Intangible assets, net	207,490	214,696
Total Non-Current Assets	243,266	239,543

TOTAL ASSETS	$4,905,501	$1,433,016

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current Liabilities
Accounts payable	$6,695,042	$5,216,354
Accrued expenses	147,698	708,462
Accrued interest payable	-	256,644
Premium finance liability, net	24,688	-
Deferred revenue	2,037,500	2,255,081
Stock subscriptions received in advance	1,004,075	-
Merchant cash advances, net	146,326	455,071
Loans payable, net	106,099	131,855
Notes payable	708,635	62,000
Convertible notes payable	-	1,824,300
Other accrued liability	-	70,000
Total Current Liabilities	10,870,063	10,979,767

Non-Current Liabilities
Convertible notes payable, net of current portion	-	250,000
Total Non-Current Liabilities	-	250,000

Total Liabilities	10,870,063	11,229,767

Stockholders’ Deficit
Series 1 Preferred stock, $0.00001 par value; 166,305,280 shares authorized as of both June 30, 2026 and December 31, 2025, and 166,305,280 shares issued and outstanding, liquidation preference of $34,184,635, as of both June 30, 2026 and December 31, 2025	1,663	1,663
Series B Common stock, $0.00001 par value; 666,332,441 shares authorized, 89,326,612 and 64,729,235 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively	894	648
Series C Common stock, $0.00001 par value; 75,833,333 shares authorized, issued and outstanding as of both June 30, 2026 and December 31, 2025	758	758
Additional paid-in capital	42,140,116	25,731,592
Accumulated deficit	(48,107,993)	(35,531,412)
Total Stockholders’ Deficit	(5,964,562)	(9,796,751)

Total Liabilities and Stockholders’ Deficit	$4,905,501	$1,433,016

See accompanying notes, which are integral parts of these financial statements.

IMMERSED INC.

STATEMENTS OF OPERATIONS (UNAUDITED)

For the six-month periods ended June 30, 2026 and 2025

	June 30
	2026	2025
Revenues	$157,746	$493,936
Cost of revenues	(44,450)	(56,779)
Gross profit	113,296	437,157

Operating Expenses
General and administrative	1,961,836	492,594
AR/VR product expenses	4,199,402	1,084,126
Marketing and advertising	5,475,824	277,291
Professional fees	906,035	89,591
Total Operating Expenses	12,543,097	1,943,602

Loss from Operations	(12,429,801)	(1,506,445)

Other Income (Expense)
Other income	-	73,391
Other expense	-	-
Interest expense	(150,163)	(442,554)
Gain (loss) on disposal of digital assets, property and equipment	3,383	(610)
Total Other Income (Expense)	(146,780)	(369,773)

Net Loss	$(12,576,581)	$(1,876,218)

Weighted average common stock outstanding - basic and diluted	145,108,971	116,434,240
Net loss per share - basic and diluted	$(0.09)	$(0.02)

See accompanying notes, which are integral parts of these financial statements.

IMMERSED INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT (UNAUDITED)

For the six-month periods ended June 30, 2026 and 2025

	Series 1 Preferred Stock		Common Stock - Series A		Common Stock - Series B		Common Stock - Series C
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Deficit
Balance at December 31, 2024	166,305,280	$1,663	-	$-	116,434,240	$1,164	-	$-	$17,417,561	$(31,374,391)	$(13,954,003)
Issuance of common stock through WeFunder	-	-	-	-	-	-	-	-	9,320	-	9,320
Stock-based compensation - stock options	-	-	-	-	-	-	-	-	34,386	-	34,386
Net loss	-	-	-	-	-	-	-	-	-	(1,876,218)	(1,876,218)
Balance at June 30, 2025	166,305,280	$1,663	-	$-	116,434,240	$1,164	-	$-	$17,461,267	$(33,250,609)	$(15,786,515)

Balance at December 31, 2025	166,305,280	$1,663	-	$-	64,729,235	$648	75,833,333	$758	$25,731,592	$(35,531,412)	$(9,796,751)
Conversion of convertible notes payable and accrued interest to Series B common stock	-	-	-	-	9,794,343	98	-	-	2,402,391	-	2,402,489
Issuance of common stock	-	-	-	-	13,203,234	132	-	-	9,295,694	-	9,295,826
Offering Costs	-	-	-	-	-	-	-	-	(448,445)	-	(448,445)
Issuance of common stock upon exercise of stock options	-	-	-	-	1,600,000	16	-	-	65,584	-	65,600
Stock-based compensation - stock options	-	-	-	-	-	-	-	-	5,093,300	-	5,093,300
Net loss	-	-	-	-	-	-	-	-	-	(12,576,581)	(12,576,581)
Balance at June 30, 2026	166,305,280	$1,663	-	$-	89,326,812	$894	75,833,333	$758	$42,140,116	$(48,107,993)	$(5,964,562)

See accompanying notes, which are integral parts of these financial statements.

IMMERSED INC.

STATEMENTS OF CASH FLOWS (UNAUDITED)

For the six-month periods ended June 30, 2026 and 2025

	June 30
	2026	2025
Cash Flows from Operating Activities
Net loss	$(12,576,581)	$(1,876,218)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	18,898	18,767
Bad debt expense	-	1,860
Stock-based compensation	5,093,300	34,386
Amortization of discounts on convertible notes payable	71,545	13,490
Amortization of discounts on merchant cash advances and loans payable	80,584	187,104
Amortization of discount on premium finance liability	206	-
Loss/(gain) on disposal of property and equipment	(3,383)	610
Issuance of common stock for services	-	9,320
Change in operating assets and liabilities:
(Increase)/decrease in accounts receivable	(2,279)	109,914
(Increase)/decrease in prepaid expenses and other assets	3,981	265,187
Increase/(decrease) in accounts payable	1,478,689	(447,718)
Increase/(decrease) in accrued expenses	(560,764)	311,364
Increase/(decrease) in premium finance liability	(6,620)	-
Increase/(decrease) in deferred revenue	(217,581)	(274,127)
Increase/(decrease) in vProperty deposits	-	(73,391)
Increase/(decrease) in other current liabilities	(70,000)	70,000
Net Cash Used in Operating Activities	(6,690,005)	(1,649,452)

Cash Flows from Investing Activities
Purchase of intangible assets	(1,488)	(6,390)
Purchase of property and equipment	(21,134)	(3,167)
Sale of property and equipment	3,383	760
Cash Used in Investing Activities	(19,239)	(8,797)

Cash Flows from Financing Activities
Proceeds from convertible notes payable	-	1,940,676
Proceeds from promissory notes	865,000	-
Repayment of promissory notes	(278,250)	(115,000)
Proceeds from merchant cash advance	-	432,000
Repayment of merchant cash advance	(322,745)	(481,740)
Proceeds from loans payable	82,100	132,900
Repayment of loans payable	(114,555)	(124,382)
Proceeds from stock subscriptions received in advance	1,004,075	3,578
Proceeds from issuance of common stock upon exercise of stock options	65,600	-
Proceeds from issuance of common stock	8,700,130	-
Net Cash Provided by Financing Activities	10,001,355	1,788,032

Net change in cash in bank	3,292,111	129,783
Cash in bank at beginning of period	465,090	242,490
Cash in bank at end of period	$3,757,201	$372,273

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$2,392	$-
Cash paid for income taxes	$1,575	$-

Supplemental Disclosure of Non-Cash Financing and Investing Activities
Conversion of convertible notes payable to Series B common stock	$2,074,300	$-
Conversion of accrued interest payable to Series B common stock	$328,189	$-
Premium finance liability	$33,167	$-
Discount premium finance liability	$2,065	$-

See accompanying notes, which are integral parts of these financial statements.

IMMERSED INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2026 and December 31, 2025 and for the six-month periods ended June 30, 2026 and 2025

NOTE 1: NATURE OF OPERATIONS

Immersed Inc., previously known as AraJoy Inc., (“the Company”) was incorporated on January 4, 2017 under the laws of the State of Delaware. Effective November 29, 2017, the Company amended its certificate of incorporation to change its corporate name from AraJoy Inc. to Immersed Inc.

The Company is a software company providing virtual reality offices for remote teams and individuals. Currently, the Company’s technology is available on the following platforms: Facebook/Meta Quest, HTC, Pico, Apple, and planning to expand onto other platforms in the future.

During 2023, the Company began development of Visor, its own work-optimized spatial computing AR/VR headset. The Company announced Visor in August 2023 and started pre-orders in September 2023, with initial evaluation units delivered in 2025 to obtain final feedback prior to shipping larger batches of production units, targeted in Q4 2026.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates used in the preparation of the accompanying financial statements include recording of depreciation and amortization, collectible valuation of accounts receivable and the estimate of valuation of stock-based compensation.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Going Concern

The accompanying financial statements have been prepared using accounting principles generally accepted in the United States of America (“US GAAP”) applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

IMMERSED INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2026 and December 31, 2025 and for the six-month periods ended June 30, 2026 and 2025

The Company sustained net losses amounting to $12,576,581 and $1,876,218 for the six-month periods ended June 30, 2026 and 2025, respectively, has a working capital deficit of $6,207,828 and an accumulated deficit of $48,107,993 as of June 30, 2026. The Company has negative cash flows from operating activities of $6,690,005 and $1,649,452 for the six-month periods ended June 30, 2026 and 2025, respectively. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans to mitigate the conditions and events that raise substantial doubt about the Company’s ability to continue as a going concern include immediate plans to raise additional funds to meet obligations through both a private capital raise and public crowdfunding and to increase revenue through hiring sales staff and aggressively selling current and future product offerings. The Company’s ability to meet its obligations as they become due is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, and/or to obtain additional external capital financing. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as going concern.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of June 30, 2026 and December 31, 2025, the Company’s cash in bank balance has exceeded federally insured limits by $3,416,823 and $44,392, respectively. As of June 30, 2026 and December 31, 2025, the Company held cash balances at Silicon Valley Bank, which carries a credit risk that deposits may not be collectible or fully liquid. The Company has not experienced any losses through the date when the financial statements were available to be issued.

Restricted Cash

Restricted cash represents investment proceeds raised through the Company’s Regulation CF offering, held in an escrow account owned by the Company and administered by Dealmaker. On each closing date, funds corresponding to fully executed convertible notes are released from escrow, from which Dealmaker’s commission fee is paid and net proceeds are remitted to the Company. No minimum balance is required to be maintained in the escrow account. As of June 30, 2026 and December 31, 2025, restricted cash related to the Dealmaker escrow deposit totaled $0 and $159,789, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts and are periodically evaluated for collectability based on past credit history with customers and other factors. Provisions for losses on accounts receivable are determined based on loss experience, known and inherent risk in the account balance and current economic conditions.  As of June 30, 2026 and December 31, 2025, management considers its accounts receivable as fully collectible and no allowance for doubtful accounts has been recorded.

For the six-month periods ended June 30, 2026 and 2025, the Company wrote off $0 and $1,860 of its accounts receivable as bad debt expense.

Due from Broker

The amounts due from broker represent funds held by Dealmaker that had not yet been released to the Company’s designated escrow account, which is classified as restricted cash. These balances arise from capital raised through investment transactions facilitated by the broker, pending transfer to the escrow account in accordance with contractual arrangements.

IMMERSED INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2026 and December 31, 2025 and for the six-month periods ended June 30, 2026 and 2025

As of June 30, 2026 and December 31, 2025, the balances due from broker amounted to $371,021 and $223,770, respectively. The Company monitors these amounts to ensure timely settlement and proper classification within its financial statements.

Inventory

The Company’s inventory consists of the cost of components which will go into sellable Visors. The inventory is valued at the lower of cost (weighted-average) or estimated net realizable value. As of both June 30, 2026 and December 31, 2025, the Company has a work-in-progress inventory of $470,400. Inventory balances are evaluated for excess quantities and obsolescence on a regular basis by analyzing estimated demand, inventory on hand, sales levels and other information and reduce inventory balances to net realizable value for excess and obsolete inventory based on this analysis. At the point of the write-down recognition, a new, lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. Management believes there was no impairment of inventory as of both June 30, 2026 and December 31, 2025.

Prepaid Expenses

Prepaid expenses include engineering consulting service fees, insurance, subscription fees and others for periods subsequent to June 30, 2026 and December 31, 2025.

Digital Assets

During 2025, the Company held a minimal amount of Ethereum received in prior years from sales of Immersed Virtual Property ("vProperty") NFTs. Digital assets, consisting of Ethereum and USDC, were accounted for as indefinite-lived intangible assets under ASC 350, recorded at cost and subsequently measured at cost less impairment, with fair value based on quoted Level 1 prices on Coinbase, the Company's principal market. Impairment losses, if any, were recognized in the statements of operations. In October 2025, the Company liquidated its entire Ethereum holdings for cash proceeds of $2,642 and held no digital assets as of December 31, 2025.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. Depreciation is recorded for property and equipment and domain names using the straight-line method over the estimated useful lives of assets, which is currently 3-7 years.

Property and equipment as of June 30, 2026 and December 31, 2025 were as follows:

	June 30, 2026	December 31, 2025
Equipment	$107,923	$111,308
Furniture and fixture	26,511	26,511
Total property and equipment	134,434	137,819
Less: accumulated depreciation	98,658	112,972
Property and equipment, net	$35,776	$24,847

IMMERSED INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2026 and December 31, 2025 and for the six-month periods ended June 30, 2026 and 2025

Depreciation expense of $10,204 and $11,054 was recorded on these assets for the six-month period ended June 30, 2026 and 2025, respectively.

Intangible Assets

The Company has capitalized purchase fees related to five domain names. As of June 30, 2026 and December 31, 2025, the Company has capitalized a total of $261,563 and $260,075 in domain names, respectively. All domain names capitalized are amortized over the length of 15 years. Amortization expense for the six-month period ended June 30, 2026 and 2025 was $8,694 and $7,713, respectively.

Leases

The Company recognizes and measures its leases in accordance with ASU 2016-02, Leases (Topic 842) (“ASC 842”). In accordance with ASC 842, the Company determines if an arrangement contains a lease at inception. Operating leases are included in operating lease right-of-use (ROU) assets and operating lease liabilities, current and noncurrent, on the balance sheet. Lease liabilities are initially recorded at the present value of the lease payments by discounting the lease payments by the discount rate and then recording accretion over the lease term using the effective interest method.

Operating lease classification results in straight-line expense recognition pattern over the lease term and recognized lease expense as a single expense component, which results in amortization of the ROU asset that equals the difference between straight-line lease expense and the expense recorded to related to the lease liability. Operating lease expense is presented under operating expenses, based on the use of the leased asset, on the statement of operations.

The operating lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense is recognized on a straight-line basis over the lease term.

Impairment of Long-Lived Assets

The management continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the management assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the management recognizes an impairment loss based on the excess of the carrying amount over the fair value of the Company’s long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

For the six-month periods ended June 30, 2026 and 2025, the Company disposed property and equipment with carrying amount of $0 and $1,371, received $3,383 and $760 in proceeds, and recognized $3,383 as gain on disposals and $611 as loss on disposals of property and equipment in the statements of operations, all respectively.

IMMERSED INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2026 and December 31, 2025 and for the six-month periods ended June 30, 2026 and 2025

Convertible Instruments

Convertible debt is accounted for under ASC 470, Debt, as amended by ASU 2020-06, Debt - Debt with Conversion and Other Options, adopted by the Company effective January 1, 2024. This standard simplifies the accounting by eliminating certain separation models for convertible instruments, requiring the Company to evaluate the debt as a single instrument unless bifurcation of embedded derivatives is required under ASC 815, Derivatives and Hedging. Convertible notes are initially recorded at their principal amount, net of issuance costs or discounts, and classified as liabilities unless specific features mandate equity classification. Interest expense is recognized using the effective interest method over the notes’ terms. Discounts on convertible debts are amortized over the term of the related debt.

The Company’s convertible debt instruments are debt host financial instruments containing embedded features, some of which may be required to be bifurcated from the debt-host and recognized as separate derivative liabilities subject to initial and subsequent periodic estimated fair value measurements under ASC Topic 815. Embedded features are assessed to determine if they require bifurcation as derivatives. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument.

Fair Value of Financial Instruments

The Company’s financial instruments consist primarily of cash in bank, restricted cash, accounts receivable, accounts payable, accrued expenses, accrued interest payable, merchant cash advances, loans payable, note payable and convertible notes payable.

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

IMMERSED INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2026 and December 31, 2025 and for the six-month periods ended June 30, 2026 and 2025

As of June 30, 2026 and December 31, 2025, the carrying amounts of the Company’s financial assets and liabilities reported in the balance sheets approximate their fair value.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed. During the six-month period ended June 30, 2026 and year ended December 31, 2025, the Company incurred $448,445 and $242,294 offering costs, respectively.

Revenue Recognition

ASC Topic 606, Revenue from Contracts with Customers establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company enters into monthly and yearly subscription plans with our customers to provide immersive virtual reality offices where customers can spawn up to 5 virtual monitors and can collaborate with others in the same virtual space. We recognize revenue ratably over the term of the agreement, as our performance obligation is satisfied over time.

For contract services, the Company enters into contractual agreements with clients to provide specific services as outlined in each contract. Revenue from contract services is recognized in accordance with the terms of the agreements as performance obligations are satisfied. Contractual services primarily include technical development services, such as platform compatibility and integration work, as well as product demonstrations of the Company’s Visor and Curator products, delivered to clients as part of product engagement and commercialization efforts.

During the period ended June 30, 2026 and June 30, 2025, the Company recognized software subscription revenue totaling $157,746 and $200,594, respectively and contract services revenue totaling $0 and $293,342, respectively. These amounts are included in revenues in the accompanying statements of operations.

IMMERSED INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2026 and December 31, 2025 and for the six-month periods ended June 30, 2026 and 2025

Deferred Revenue

Deferred revenue consists of the following as of June 30, 2026 and December 31, 2025:

	June 30, 2026	December 31, 2025
Subscriptions	$38,070	$38,784
Visor pre-order and visor plus deposits	1,999,429	2,216,297
Total Deferred Revenue	$2,037,500	$2,255,081

Subscriptions

Deferred revenue as of June 30, 2026 and December 31, 2025, pertains to subscription payments collected but not yet earned for the Immersed virtual reality application annual subscriptions. The Company expects to recognize the deferred revenue balances as of June 30, 2026 and December 31, 2025, over the period from July 2026 to June 2027 and in 2026, respectively, as the related service obligations are satisfied.

Visor Pre-Order and Visor Plus Deposits

During 2023, the Company began development of its own work-focused AR/VR headset, Visor, and commenced accepting refundable pre-order deposits in September 2023. Additional pre-order deposits were received during the six-month period ended June 30, 2026 and year ended December 31, 2025. Pre-order deposits will be recognized as revenue when the related orders are fulfilled.

vProperty Deposits

During 2022, the Company created Immersed Virtual Property (“vProperty”) and received Ethereum deposits from customers for vProperty. The deeds to the virtual property were in the form of non-fungible tokens (NFT’s).

In 2023, the Company discontinued the vProperty project to refocus on spatial computing, and no vProperty was delivered to customers. Customers were notified of the refund process and were required to return their vProperty NFTs in order to receive a refund. As customers returned their vProperty deeds, the Company refunded deposits in Ethereum to customers from 2023 through the end of 2024. The remaining deposit balances were presented as vProperty deposits on the balance sheets.

During January 2025, following the cancellation of the project and conclusion of the refund process, the Company wrote-off the remaining Ethereum valued at $73,391 and recognized it as other income in the accompanying statement of operations.

Cost of Revenue

Cost of revenue primarily includes the direct costs of maintaining the Immersed virtual reality (AR/VR) software application, software subscriptions, hosting, servers and storage costs and supplies. The cost of revenue also includes the direct cost of any merchandise sold.

Marketing and Advertising Expense

Marketing and advertising expenses are expensed as incurred.

IMMERSED INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2026 and December 31, 2025 and for the six-month periods ended June 30, 2026 and 2025

AR/VR Product Expenses

AR/VR product expenses are expensed as incurred and include expenses related directly to producing and maintaining the Immersed virtual reality (AR/VR) software application and products accessed within it. Also included are expenses directly related to developing Immersed’s work-focused AR/VR headset, Visor. Within the Immersed virtual reality (AR/VR) software application, there are both paid-use and free-use products.

Stock Based Compensation

The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. The amount of stock-based compensation expense recognized at any date will be at least equal to the portion of the grant-date fair value of the award that is vested at that date.

The Company classifies stock-based compensation expense in its statements of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. The expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

IMMERSED INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2026 and December 31, 2025 and for the six-month periods ended June 30, 2026 and 2025

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards.  Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of June 30, 2026 and 2025, diluted net loss per share is the same as basic net loss per share for each six-month period. Potentially dilutive items outstanding as of June 30, 2026 and 2025 consist of outstanding options (Note 5).

Accounts Payable

Accounts payable represent obligations to vendors and service providers for goods and services received by the Company in the ordinary course of business. These balances are recorded at cost and are typically settled within the agreed payment terms. Accounts payable are classified as current liabilities in the accompanying financial statements. As of June 30, 2026 and December 31, 2025, accounts payable amounted to $6,695,043 and $5,216,354.

A significant portion of the Company’s accounts payable is concentrated among a small number of vendors, which together comprise approximately 68% and 75% of the total balance as of June 30, 2026 and December 31, 2025, respectively. The Company has been granted extended payment terms during the current year to support the scale-up of Visor to mass production.

Accrued Expenses

Accrued expenses consist of obligations for costs incurred for which invoices have not yet been received, as well as accrued payroll liabilities. As of June 30, 2026 and December 31, 2025, accrued expenses totaled $147,698 and $708,462, respectively.

Restatement of Prior Period Financial Statement

Certain prior period amounts in the accompanying statements of cash flows have been reclassified to conform to the current period presentation. Specifically, cash receipts previously presented as changes in other current liabilities within operating activities have been reclassified to proceed from stock subscriptions received in advance within financing activities. This reclassification had no effect on total cash in bank and net change in cash.

IMMERSED INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2026 and December 31, 2025 and for the six-month periods ended June 30, 2026 and 2025

NOTE 3: DEBT

Merchant Cash Advances

The Company entered into multiple accounts receivable agreements. Below is a summary of those agreements:

In March 2024, the Company received a loan from Ondeck Capital, a financial institution, for a total principal of $150,000. The Company recorded a discount on the loan amounting to $52,500, which is being amortized to interest expense over the term of the loans. The loans matured in March 2025 and carried interest rates of 35% per annum. The loan was paid in full in March 2025.

On March 26, 2024, the Company entered into a short-term agreement with Superfast Capital totaling $100,000. Total weekly required payments are $3,393 for the whole term of the loan. The Company recorded a discount on the loan amounting to $45,900, which is being amortized to interest expense over the term of the loans. The loan is being repaid at a 6% which is being deducted automatically from the Company’s bank account until the total required payments are made. The loan was paid in full in April 2025.

On September 27, 2024, the Company entered into a short-term agreement with FundFi Merchant Funding totaling $150,000. Total weekly required payments are $6,516 for the whole term of the loan. The Company recorded discount on loan amounting to $58,500, which is being amortized to interest expense over the term of the loans. The loan is being repaid at a 25% which is being deducted automatically from the Company’s bank account until the total required payments are made. The loan was paid in full in March 2025.

On October 1, 2024, the Company entered into a short-term agreement with Specialty Capital totaling $150,000. Total weekly required payments are $6,516 for the whole term of the loan. The Company recorded a discount on the loan amounting to $58,500, which is being amortized to interest expense over the term of the loans. The loan is being repaid at a 7% which is being deducted automatically from the Company’s bank account until the total required payments are made. The loan was paid in full in May 2025.

On March 4, 2025, the Company entered into a short-term agreement with Fundfi Merchant Funding, LLC totaling $327,000. Total weekly required payments are $13,369 for the whole term of the loan. The Company recorded a discount on the loan amounting to $127,530, which is being amortized to interest expense over the term of the loans. The loan is being repaid at a 25% which is being deducted automatically from the Company’s bank account until the total required payments are made. The loan is secured by a security interest in substantially all Company assets and are supported by a personal guaranty.

On May 12, 2025, the Company entered into a short-term agreement with Cedar Advance LLC totaling $105,000. Total weekly required payments are $6,516 for the whole term of the loan. The Company recorded a discount on the loan amounting to $42,000, which is being amortized to interest expense over the term of the loans. The loan is being repaid at a 30% which is being deducted automatically from the Company’s bank account until the total required payments are made. The loan is secured by a security interest in substantially all Company assets and are supported by a personal guaranty. The loan was paid in full in June 2026.

IMMERSED INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2026 and December 31, 2025 and for the six-month periods ended June 30, 2026 and 2025

On August 27, 2025, the Company received a loan from Ondeck Capital for a total principal of $150,000. The loan requires 39 weekly payments of $4,654. The Company recorded a discount on the loan amounting to $31,500, which is being amortized to interest expense over the term of the loans. The loan is being repaid at interest rates of 28% per annum. The loan is secured by a security interest in substantially all Company assets and are supported by a personal guaranty. The loan was paid in full in May 2026.

As of June 30, 2026 and December 31, 2025 , the Company has outstanding balance of $146,326 and $455,071, net of unamortized discount of $0 and $14,000, respectively. Interest expense recognized for the six-months periods ended June 30, 2026 and 2025 on these loans amounted to $14,000 and $180,660, respectively.

Loans Payable

The Company entered into multiple loan agreements. Below is a summary of those agreements:

In March 2024, the Company received its first loan from Shopify totaling $270,000. The Company recorded a discount on the loan amounting to $35,100, which is being amortized to interest expense over the term of the loan. The loan is being repaid daily at 17%-25% of the Company’s Shopify account’s sales proceeds, which is being deducted automatically until the total required payments are made. The loan is secured by the Company’s balances on its Shopify account. The loan was paid in full in January 2026.

In September 2024, the Company received a second loan from Shopify totaling $75,000. The Company recorded a discount on the loan amounting to $9,750, which is being amortized to interest expense over the term of the loan. The loan repayment will begin after the first loan is paid in full. The loan is secured by the Company’s balances on its Shopify account.

On October 15, 2024 the Company received a loan from Stripe Capital, a financial institution, for a total principal of $88,300. The Company recorded a discount on the loan amounting to $10,684, which is being amortized to interest expense over the term of the loans. The loan matures in April 2026 and carries an interest rate of 8% per annum. The loan was paid in full in February 2025.

On February 18, 2025 the Company received a loan from Stripe Capital, a financial institution, for a total principal of $132,900. The Company recorded a discount on the loan amounting to $14,220, which is being amortized to interest expense over the term of the loans. The loan matures in April 2026 and carries interest rate of 8% per annum. The loan was paid in full in May 2026.

On May 31, 2026, the Company received a loan from Stripe Capital, a financial institution, for a total principal of $82,100. The Company recorded a discount on the loan amounting to $7,881, which is being amortized to interest expense over the term of the loans. The loan matures in November 2027 and carries interest rate of 8% per annum.

IMMERSED INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2026 and December 31, 2025 and for the six-month periods ended June 30, 2026 and 2025

As of June 30, 2026 and December 31, 2025, the Company has an outstanding balance of $106,099 and $131,855, net of unamortized discount of $7,795 and $6,613, respectively. Interest expense recognized for the six-month periods ended June 30, 2026 and 2025 on these loans amounted to $6,699 and $27,803, respectively.

Notes Payable

On July 11, 2024, the Company entered into multiple promissory note agreements for a total principal amount of $420,000. The notes bear interest of 10% per annum with all principal and interest due and payable on the earlier of: (a) July 11, 2025 or (b) in the events of default, which includes voluntary and involuntary proceedings. The notes were paid in full in February 2026.

In January 2026, the Company entered into multiple promissory note agreements for a total principal amount of $865,000. Beginning one month after the effective date of each note, twelve (12) consecutive monthly payments to the noteholders is to be paid, each equal to 5% of the original principal amount. On the maturity date, occurring in the thirteenth month following the effective date, a final payment equal to 55% of the original principal amount is due.

As of June 30, 2026 and December 31, 2025, the Company has an outstanding balance of $708,635 and $62,000, net of unamortized discount of $69,866 and $0, respectively.

Interest expense recognized for the six-month periods ended June 30, 2026 and 2025 on these notes amounted to $59,885 and $21,117, of which $0 and $10,000 remained accrued and outstanding at June 30, 2026 and December 31, 2025, respectively.

Convertible Notes Payable

In August 2023, the Company issued a series of convertible notes for a total principal of $450,000. The notes bear interest of 8% per annum with all principal and interest due and payable on the earlier of: (a) 5 days after the receipt of demand for payment, which demand shall not be made prior to August 11, 2025, or (b) in the events of default, which includes voluntary and involuntary proceedings.

In May 2024, the Company issued a single convertible note for a total principal of $1,000,000. The note bears an interest of 8% per annum with all principal and interest due and payable on the earlier date of: (a) five days after the receipt of demand for payment, which demand shall not be made prior to May 11, 2027, or (b) in the events of default, which includes voluntary and involuntary proceedings.

In July 2024, the Company issued multiple convertible notes for a total principal of $2,149,300. The note bears an interest of 8% per annum with all principal and interest due and payable on the earlier date of: (a) five days after the receipt of demand for payment, which demand shall not be made prior to July 2026, or (b) in the events of default, which includes voluntary and involuntary proceedings.

In November 2024, the Company issued a single convertible note for a total principal of $1,000,000. The note bears an interest equal to the prime rate plus 5% per annum with all principal and interest due and payable on the earlier date of: (a) five days after the receipt of demand for payment, which demand shall not be made prior to November 2027, or (b) in the events of default, which includes voluntary and involuntary proceedings.

IMMERSED INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2026 and December 31, 2025 and for the six-month periods ended June 30, 2026 and 2025

In January 2025, the Company issued a single convertible note for a total principal of $50,000. The note bears an interest of 8% per annum with all principal and interest due and payable on the earlier date of: (a) five days after the receipt of demand for payment, which demand shall not be made prior to January 2028, or (b) in the events of default, which includes voluntary and involuntary proceedings.

In June 2025, the Company issued a single convertible note for a total principal of $250,000. The note bears an interest of 8% per annum with all principal and interest due and payable on the earlier date of: (a) five days after the receipt of demand for payment, which demand shall not be made prior to June 2028, or (b) in the events of default, which includes voluntary and involuntary proceedings.

In case of a liquidity event, which means a change of control, private placement equity financing, direct listing, an initial public offering (IPO) or special purpose acquisition companies (SPAC) merger, the outstanding principal and accrued interest will automatically convert into Company’s shares issued in the triggering financing, as applicable. The conversion price per share equal to: (a) (i) in the case of an IPO, the price per share at which conversion shares are sold to the public, (ii) in the case of private placement equity financing, the lowest per share purchase price of the conversion shares issued in such financing and (iii) in the case of other liquidity event, the aggregate fair market value of the Company’s equity interest divided by the number of shares constituting the Company equity interest outstanding immediately prior to such liquidity event; in each case multiplied by (ii) the 75% to 100% discount rate.

During 2025, the Company issued convertible notes through Regulation Crowdfunding for a total of $4,900,127. The notes bear an interest of 8% per annum with all principal and interest due and payable on the earlier date of: (a) five days after the receipt of demand for payment, which demand shall not be made prior to the three year anniversary of the issuance of the note, or (b) in the events of default, which includes voluntary and involuntary proceedings.

During 2025, the Company issued convertible notes through Regulation D for a total of $206,800. The notes bear an interest of 8% per annum with all principal and interest due and payable on the earlier date of: (a) five days after the receipt of demand for payment, which demand shall not be made prior to the three year anniversary of the issuance of the note, or (b) in the events of default, which includes voluntary and involuntary proceedings.

In December 2025, the Company converted convertible notes with a carrying amount of $7,689,634 (net of unamortized discount of $242,294) and accrued interest payable of $525,184 into 23,744,528 shares of Series B common stock.

In June 2026, the Company converted convertible notes with a carrying amount of $2,074,300 and accrued interest payable of $328,189 into 9,794,343 shares of Series B common stock.

For the six-month period ended June 30, 2025, the Company recorded a discount on the convertible loan amounting to $114,058, which is being amortized to interest expense over the term of the loans. For the six-month period ended June 30, 2025, $13,490 of discount was amortized to interest expense.

Interest expense recognized for the six-month periods ended June 30, 2026 and 2025 on these notes at 8% per annum amounted to $71,545 and $212,974, respectively.

IMMERSED INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2026 and December 31, 2025 and for the six-month periods ended June 30, 2026 and 2025

As of June 30, 2026 and December 31, 2025, the outstanding principal balance was $0 and $2,074,300 and the accrued interest payable was $0 and $246,644, all respectively.

Other Accrued Liability

During 2025, the Company received cash in connection with a financing transaction. Accordingly, as of December 31, 2025, the Company recorded an accrued liability of $70,000 representing the funds pending return. During the six-month period ended June 30, 2026, the $70,000 was returned.

NOTE 4: STOCK SUBSCRIPTIONS RECEIVED IN ADVANCE

As of June 30, 2026, the Company received $1,004,075 in proceeds from Regulation A+ investors in connection with subscriptions for Series B common stock. As of that date, the shares had not been issued. Accordingly, the Company has classified the funds received as liability on the balance sheet, rather than as a component of stockholders' deficit, because the Company's obligation to issue shares has not yet been satisfied as of that date. This liability is not a monetary obligation to be settled in cash; it will be extinguished through the issuance of shares and does not represent a cash debt owed to the investors. Of the total funds received, $371,021 was held by a broker, presented as due from broker on the balance sheet as of June 30, 2026.

The Company expects the shares to be issued on or before December 31, 2026. Upon issuance, the liability will be relieved and reclassified to common stock and additional paid-in capital for the excess of proceeds received over par value.

NOTE 5: STOCKHOLDERS’ DEFICIT

Capital Structure

On December 29, 2025, the Company amended and restated its articles of incorporation (the “Second Amended Articles”). The amended authorized number of shares is as follows:

●	Series 1 preferred stock – 166,305,280 shares

●	Undesignated preferred stock – 12,694,720 shares

●	Series A common stock – 42,186,380 shares, no voting rights

●	Series B common stock – 666,332,441 shares, one (1) vote per share

●	Series C common stock – 75,833,333 shares, ten (10) votes per share

●	Undesignated common stock – 39,217,608 shares

Series C common stock is convertible into Series B common stock at the option of stockholder. Also, Series C common stock shall automatically be converted into Series B common stock at the earliest of: a) 7th anniversary of Company’s IPO, b) 7th anniversary of initial listing on the Nasdaq Stock Market, New York Stock Exchange or another exchange approved by the Board of Directors, c) 7th anniversary of the consummation SPAC transaction, d) election by the holders of majority of the voting power of the shares of Series C common stock to convert and e) upon transfer of shares of Series C common stock, provided that a permitted transfer does not trigger such automatic conversion.

IMMERSED INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2026 and December 31, 2025 and for the six-month periods ended June 30, 2026 and 2025

All shares of common stock issued and outstanding prior to the amendment were automatically reclassified into shares of Series B common stock.

Also, on December 29, 2025, the Company effected a twenty-for-one (20-for-1) stock split for all outstanding common and preferred shares. All share and per-share data, including the stock options, presented in the financial statements and notes have been adjusted retroactively to reflect this stock split for all periods presented.

Also, on December 29, 2025, 75,833,333 issued Series B common shares were exchanged for 75,8333,333 Series C common shares.

As of December 31, 2025, the Company had 166,305,280 issued and outstanding shares of Series 1 preferred stock and 64,729,235 issued and outstanding shares of Series B common stock and 75,833,333 issued and outstanding shares of Series C common stock.

As of June 30, 2026, the Company had 166,305,280 issued and outstanding shares of Series 1 preferred stock and 89,326,812 issued and outstanding shares of Series B common stock and 75,833,333 issued and outstanding shares of Series C common stock.

Preferred Stock

The holders of Series 1 preferred stock are entitled to various protective provisions and preferences, as defined in the certificate of designation of Series 1 preferred stock (the “Agreement”). Holders of Series 1 preferred stock are entitled to vote on an as-converted basis with holders of Series B common stock. The holders of Series 1 preferred stock are entitled to a dilution protected dividend preferences over holders of common stock, as defined in the agreement. The holders of Series 1 preferred stock are entitled to a liquidation preference over holders of common stock at the original issuance price ($0.20555) per share, providing a total liquidation preference of $34,184,635 as of June 30, 2026 and December 31, 2025, or such greater amount as would be payable on an as-converted basis to Series B common stock. The Series 1 preferred stock are convertible, at the holder’s election, into Series B common stock at a dilution protected conversion rate that is currently 1:1, which is unaffected by the stock split (as both classes split equally).

Common Stock

On January 9, 2017, the founder was granted 80,000,000 shares of Series B common stock which are subject to 4-year vesting period. Vested common stock issued and outstanding as of June 30, 2026 and December 31, 2025 were 165,173,942 and 140,562,568, respectively.

During 2025, 400,000 stock options were exercised for $400 and converted into 400,000 shares of Series B common stock.

During 2025, the Company issued 23,744,528 shares of Series B common stock from the conversion of convertible notes payable and accrued interest payable.

IMMERSED INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2026 and December 31, 2025 and for the six-month periods ended June 30, 2026 and 2025

During the six-month period ended June 30, 2026, 1,600,000 stock options were exercised for $65,600 and converted into 1,600,000 shares of Series B common stock.

During the six-month period ended June 30, 2026, the Company issued 13,203,234 Series B common stock shares at an average price of $0.70 per share.

During the six-month period ended June 30, 2026, the Company issued 9,794,343 shares of Series B common stock from the conversion of convertible notes payable and accrued interest payable.

Stock Options

The Company accounts for stock-based compensation under the provisions of Topic 718, Compensation - Stock Compensation, which requires measurement and recognition of compensation expense for all share-based payment awards made to employees and non-employee officers based on estimated fair values as of the date of grant. Compensation expense is recognized on a straight-line basis over the requisite service period.

Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the remaining vesting term and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. In accordance with ASC 718, as a private company, the Company has elected to use a 0% forfeiture rate in calculating its stock compensation expense.

The Company has a stock-based employee compensation plan, the 2017 Stock Option Plan (the “Plan”), for which 28,000,000 shares of common stock were initially reserved for issuance under the Plan to certain employees. Awards granted under the Plan are made in the form of Incentive Stock Options (ISOs). During May 2021, the Board of Director and stockholders of the Company approved the increase in total shares to be reserved for issuance under the Plan from 37,480,440 to 149,600,000 shares of common stock. During February 2022, the Board of Director and stockholders of the Company approved the increase in total shares to be reserved for issuance under the Plan from 149,600,000 to 240,000,000 shares of common stock. During November 2022, the Board of Director and stockholders of the Company approved the increase in total shares to be reserved for issuance under the Plan from 240,000,000 to 281,247,960 shares of common stock. During October 2025, the Board of Director and stockholders of the Company approved the change in the definition of “shares” under the Plan to mean Series A common stock and also approved the termination of the 2017 Stock Option Plan. No shares were available for issuance under the Plan as of both June 30, 2026 and December 31, 2025.

IMMERSED INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2026 and December 31, 2025 and for the six-month periods ended June 30, 2026 and 2025

Also during October 2025, the Board of Director approved the 2025 Equity Incentive Plan (the “2025 Plan”) to take effect December 29, 2025, for which 42,186,380 shares of Series A common stock were reserved for issuance under the 2025 Plan to certain employees. 11,334,460 and 42,186,380 shares were available for issuance under the 2025 Plan as of June 30, 2026 and December 31, 2025.

ISOs are granted to certain employees of the Company from time to time. As of June 30, 2026 and December 31, 2025, 54,688,240 and 25,436,320 ISOs were issued and outstanding, respectively, under the Plan. Vested ISOs were 47,147,123 and 21,094,880 as of June 30, 2026 and December 31, 2025, respectively. During the six-month periods ended June 30, 2026 and 2025, 0 and 6,985,160 ISOs were forfeited, respectively.

NQSOs are granted to certain employees of the Company from time to time. As of June 30, 2026 and December 31, 2025, 217,539,740 and 217,728,751 NQSOs were issued and outstanding, respectively, under the Plan. Vested NQSOs were 216,496,593 and 215,507,821 as of June 30, 2026 and December 31, 2025, respectively. During the six-month periods ended June 30, 2026 and 2025, 189,011 and 6,155,480 NQSOs were forfeited, respectively.

Outside the Plan, prior to 2020, the Company granted 26,375,680 non-qualified stock options (“NQSOs”) with an exercise price of $0.0015 per share. During the year ended December 31, 2021, the Company granted 25,945,280 NQSOs with an exercise price of $0.041 per share. NQSOs of 52,320,960 remain outstanding as of June 30, 2026 and December 31, 2025, of which 52,320,960 NQSOs were vested as of June 30, 2026 and December 31, 2025.

The Company’s ISOs and NQSOs typically expire ten years after the grant date and vesting occurs immediately or over a period of four years.

The stock option issuances were valued using the following inputs for the six-month period ended June 30, 2026:

June 30, 2026
Risk Free Interest Rate	4.07% - 4.21%
Expected Dividend Yield	0.00%
Expected Volatility	90.00%
Expected Life (years)	5 - 6.64
Fair Value per Stock Option	$0.191 - $0.202

For the six-month periods ended June 30, 2026 and 2025, stock-based compensation expense was $5,093,300 and $34,386, respectively.

IMMERSED INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2026 and December 31, 2025 and for the six-month periods ended June 30, 2026 and 2025

As of June 30, 2026 and December 31, 2025, there were $1,084,535 and $226,732, respectively, of costs to be recognized over a weighted-average period of approximately 2.86 years and 3.13 years, all respectively.

The fair value of stock options issued during the six-month periods June 30, 2026 and 2025 was $5,955,936 and $0, respectively.

A summary of options activities for the six-month periods ended June 30, 2026 and 2025 is as follows:

	June 30, 2026		June 30, 2025
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Balance beginning of period	295,486,031	$0.04	305,144,420	$0.04
Granted	30,851,920	$0.46	-	$-
Excercised	(1,600,000)	$0.04	-	$-
Forfeited	(189,011)	$0.04	(13,140,640)	$0.04
Outstanding - end of period	324,548,940	$0.08	292,003,780	$0.04

Exercisable at end of period	315,964,676	$0.07	286,756,600	$0.04

Intrinsic value of options outstanding at year-end	$123,651,429		$43,219,513

Weighted average duration (years) to expiration of outstanding options at year-end	5.80		6.29

Weighted average duration (years) to expiration of exercisable options at year-end	5.70		6.26

NOTE 6: INCOME TAXES

Income taxes are accounted for using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities. Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which result in taxable or deductible amounts in the future.

As of June 30, 2026 and December 31, 2025, the Company had net deferred tax assets before valuation allowance of $8,384,311 and $6,810,057, respectively.

IMMERSED INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2026 and December 31, 2025 and for the six-month periods ended June 30, 2026 and 2025

The following table presents the deferred tax assets and liabilities by source:

	June 30, 2026	December 31, 2025
Net operating loss carryforward	$8,331,334	$6,758,474
Research and development credits	50,100	50,100
Depreciation methods	2,877	1,484
Deferred tax assets	8,384,311	6,810,057
Valuation allowance	(8,384,311)	(6,810,057)
Net deferred tax assets	$-	$-

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the six-month period ended June 30, 2026 and for the year ended December 31, 2025, cumulative losses through June 30, 2026, and no history of generating taxable income. Therefore, valuation allowances of $8,384,311 and $6,810,057 were recorded as of June 30, 2026 and December 31, 2025, respectively. Deferred tax assets were calculated using the Company’s combined effective tax rate, which it estimated to be 21.0%. The effective rate is reduced to 0% due to the full valuation allowance on its net deferred tax assets.

The Company’s ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. As of June 30, 2026 and December 31, 2025, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $39,673,019 and $32,183,209, respectively, which may be carried forward to offset future income.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2019-2026 tax years remain open to examination.

NOTE 7: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations. As of June 30, 2026 and December 31, 2025, the Company has not reported any lawsuit or known plans of litigation by or against the Company.

NOTE 8: SUBSEQUENT EVENTS

Regulation A Offering

On January 5, 2026, the Company commenced an offering of its Series B common stock to the public under Regulation A Offering, pursuant to an offering statement qualified by the SEC. On July 30, 2026, the Company had issued a total of 19,782,377 shares of Series B common stock and received gross proceeds of approximately $13.7 million through its primary offering. Amounts recorded as stock subscriptions received in advance as of June 30, 2026 were converted to equity upon the issuance of shares at closing.

IMMERSED INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2026 and December 31, 2025 and for the six-month periods ended June 30, 2026 and 2025

Reduction of Vendor Payables

Subsequent to June 30, 2026, the Company reached an agreement with a vendor that reduced amounts previously billed and recorded in accounts payable by approximately $577,000.

Management’s Evaluation

Management has evaluated subsequent events through September 3, 2026 the date the financial statements were available to be issued. Based on this evaluation, no other material events were identified which require adjustment or disclosure in these financial statements.

Item 4.	Exhibits

Exhibit No.	Description
2.1*	Amended and Restated Certificate of Incorporation dated May 13, 2021
2.2*	Amendment dated November 19, 2021, to the Amended and Restated Certificate of Incorporation
2.3*	Amendment dated October 24, 2023, to the Amended and Restated Certificate of Incorporation
2.4*	Certificate of Designation of Series 1 Convertible Preferred Stock dated May 13, 2021
2.5*	Amendment dated November 19, 2021 to the Certificate of Designation of Series 1 Preferred Stock
2.6*	Second Amended and Restated Certificate of Incorporation dated December 29, 2025
2.7*	Bylaws of Immersed Inc. (former AraJoy, Inc.)
4.1*	Form of Subscription Agreement
6.1*	Agreement with DealMaker Securities LLC (and affiliates), dated October 28, 2025
6.2*	Advisor Agreement between Immersed Inc. and Lonsdale Enterprises Inc., dated May 18, 2023
6.3*	Form of indemnification agreement for directors and officers
6.4*	2017 Stock Option Plan, as amended on September 30, 2019, May 13, 2021, February 1, 2022, November 14, 2022, and October 20, 2025
6.5*	2017 Form of Stock Option Agreement
6.6*	2025 Equity Incentive Plan
6.7*	2025 Form of Stock Option Agreement
6.8*	Founder Stock Exchange Agreement, dated December 29, 2025

* Previously filed.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMERSED INC.

By:	/s/ Renji Bijoy
	Name:	Renji Bijoy
	Title:	Chief Executive Officer

Date:	September 28, 2026

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Renji Bijoy	Date: September 28, 2026
Name: Renji Bijoy
Title: Chief Executive Officer and Director

/s/ Jacob Thomsen	Date: September 28, 2026
Name: Jacob Thomsen
Title: Director